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September 24, 2010

RiverSource Income Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of RiverSource Income Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in l be legally issued, fully paid, and nonassessable. This opinion may be issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
RiverSource Income Series, Inc.